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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Consolidates Ownership of Mexican Assets

KSK10-08

Vancouver, BC – March 17, 2010: Kiska Metals Corporation, TSX-V:KSK, (“Kiska”) announces that it has reached an agreement with Azure Minerals Limited to dissolve the Kiska-Azure Joint Venture covering nine exploration projects in Sonora, Durango and Sinaloa states, Mexico.  A milestone in allowing this transaction to take place was receipt of a waiver from Kennecott Exploration Company releasing its back in rights to the Mexican projects.  Kiska now owns 100% of nine quality Mexican exploration projects with Kennecott retaining a 2% NSR royalty.

Kiska’s Mexican portfolio covers some 838 km2 of claims largely located within the Sonora porphyry copper – molybdenum belt, host to the world-class Cananea and La Caridad porphyry deposits.  Preliminary exploration conducted by Geoinformatics and Kennecott, summarized below for each project, highlights the properties’ excellent potential for hosting porphyry and breccia style deposits.  Several copper producing resource companies including, Grupo Mexico, Teck and Inmet Mining Limited are actively exploring in the District.

Jason Weber, President and CEO of Kiska, stated, “We are very pleased to have consolidated these projects.  The agreements with Azure and Kennecott give us clarity and flexibility to create value for Kiska’s Mexican assets.”

THE MEXICAN PROJECT PORTFOLIO

Suaqui Verde – Located 130 kilometres southeast of Hermosillo in Sonora, covers 55 km2 of tenure adjacent to the Suaqui Verde copper oxide resource, currently held by a private company. Multiple targets have been generated on the property, including an untested 500 by 500 metre anomaly of >1000 ppm copper-in-soil geochemistry indicating a possible extension to the Suaqui Verde resource.  A second prospect, the Adriana target, hosts intense oxide stockworks and potassically altered andesites and quartz monzonites over a 500 metre wide area, coincident with a >1000 ppm copper-in-soil geochemical anomaly.  A single hole drilled by Kennecott 200 metres from the anomaly returned 95 metres of 0.14% copper, 0.03 g/t gold in strongly potassically altered andesites and monzonites before crossing a fault into post-mineral volcanic rocks.

Cumobabi – Located 130 kilometres northeast of Hermosillo in Sonora, is a 409 km2 property surrounding the past producing Cumobabi porphyry molybdenum +/- copper mine owned by Grupo Mexico, covering extensive portions of the Cumobabi Breccia District.  Work conducted by Geoinformatics discovered the Potreritos breccia body adjacent to a >10 km2 magnetic and gravity low with associated copper stream sediment anomalies and clay/iron oxide alteration as interpreted from satellite imagery.  This area has received little systematic exploration.  Drilling highlights from Potreritos include; 26 metres of 0.55% copper & 4 g/t silver and 9.15 metres of 2.65% copper & 21 g/t silver.

La Palma –This 54 km2 project, located 120 kilometres northeast of Hermosillo in Sonora, covers  a 1000 by 600 metre copper–gold mineralized porphyry system as defined by soil and rock sampling, however it is thought that extensive cover rocks may conceal the true dimensions of the system. Drilling in three holes probed the system over 350 metres along strike and it remains open to depth and along strike in both directions.  Highlight intersections from both oxide and mixed sulphide-oxide material are; 175 metres @ 0.1% copper and 0.1 g/t gold, 187.5 metres @ 0.14% copper & 0.1 g/t gold and 143 metres @ 0.16% copper & 0.12 g/t gold.  The sulphide core of the system remains largely untested.

La Noria – Located 60 kilometres northeast of Mazatlan in Sinaloa State, La Noria covers 184 km2 of ground prospective for porphyry and breccia-style mineralization.  Breccia discoveries on the project include Los Laureles, a 750 by 250 metre quartz tourmaline breccia with first-pass drilling results of; 107 metres of 0.12% molybdenum, 0.14% copper & 11.8 g/t silver and 67 metres of 0.08% molybdenum, 0.36% copper & 13.9 g/t silver.  Porphyry-style fracture-hosted mineralization discovered at El Naranjo returned 171 metres of 0.1% copper & 2.2 g/t silver and from 385 metres along strike, 83 metres at 0.12% copper & 2.3 g/t silver. The El Tiro soil anomaly is 2.7 by 1.2 kilometres at >314 ppm copper.  Only two rock samples have been collected within the anomaly, returning 102 and 450 ppm copper.  No geophysical surveys or trenching have been performed and the anomaly represents an excellent opportunity for new porphyry or breccia discoveries.

Cardelena - Located 130 kilometres southeast of Hermosillo in Sonora, is a 29 km2 property hosting gold silver mineralization in a series of east–west trending oxidized quartz +/- tourmaline veins peripheral to a breccia body. Mineralization has been defined by trenching and drilling over 600 metres of strike before encountering cover gravels to the east.  Highlight results from drilling include; 27.4 metres averaging 2.04 g/t gold & 9.9 g/t silver and 28.3 metres averaging 0.69 g/t gold & 6.5 g/t silver.

Batacosa – This 36 km2 project, located 225 kilometres southeast of Hermosillo in Sonora, covers a mineralized porphyry system defined by a 3 by 1 kilometre, greater than 300 ppm copper-in-soil anomaly.  A total of 25 reverse circulation and core holes drilled by Teck and Phelps Dodge returned highlight results of 300 metres averaging 0.1% copper and 30 metres @ 0.2% copper oxide.

San Nicolas & Arroyo Amarillo – Located 180 kilometres southeast of Hermosillo in Sonora, covers 45 km2 of tenure in a proven copper-silver-molybdenum breccia district.  A breccia discovery at La Buffa returned 3.6 metres averaging 0.14% molybdenum and 16 metres averaging 0.49% copper & 11.5 g/t silver.  Mapped phyllic alteration and associated quartz–copper oxide veins hosted in granodiorite extend for greater than 10 kilometres to the west of the breccia body and has never been systematically tested for its porphyry copper potential.

El Nilo – Located in Durango State, El Nilo covers 74 km2 of ground immediately adjacent to the El Castillo Gold mine operated by Argonaut Gold Inc (formerly Castle Gold).  The project boundary lies 1.4 kilometres from the open pit and covers the extension of the geophysical signature associated with El Castillo mineralization.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with renowned technical expertise and a sizeable exploration portfolio including the multi-million ounce Whistler gold-copper deposit, numerous exciting early-stage exploration opportunities around the world, and partnerships with some of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration Inc. in August 2009.

Qualified Person Statement

The content of this release has been reviewed and approved by David Caulfield, P. Geo., of Kiska Metals Corporation. Mr. Caulfield is a Qualified Person as defined under the terms of National Instrument 43-101.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.